# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C.  20549**

# FORM 8-K

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of the**
**Securities Exchange Act of 1934**

**May 16, 2013**
Date of report (date of earliest event reported)

# Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

**Florida**
(State or Other Jurisdiction of Incorporation)

| **1-9109** | **59-1517485** |
|---|---|
| (Commission File Number) | (IRS Employer Identification No.) |

**880 Carillon Parkway St. Petersburg, FL 33716**
(Address of Principal Executive Offices)  (Zip Code)

**(727) 567-1000**
(Registrant's Telephone Number, Including Area Code)

**Not Applicable**
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 7.01 Regulation FD Disclosure**

The information furnished in this item is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

On May 16, 2013, Raymond James Financial, Inc. (the "Company") distributed correspondence to its shareholders regarding the Company's financial results for the quarter ended March 31, 2013 which included the following letter:

Dear Fellow Shareholders,

Like most of corporate America, it has been difficult for Raymond James to generate the kind of organic revenue growth that we have historically. The damage to the economies of the United States and developed Europe occasioned by the 2008-9 financial crisis has resulted in an uncharacteristically low growth rate in U.S. GDP for an economic recovery. Fortunately, corporate America has masterfully maintained profit margins through rigorous cost control, principally by reducing the number of employees and limiting new hiring. Hence, in spite of the Federal Reserve Board's policy of low interest rates, it has been difficult to stimulate consistently higher rates of growth. Nonetheless, recent revisions in employment data do indicate that private employment in early 2013 has increased an average of 200,000 jobs per month.

In our second fiscal quarter ending March 31, record net revenues of $1.14 billion exceeded last year's comparable period by 31%. Of course, more than half of that increment related to the addition of Morgan Keegan on April 2, 2012. Consequently, Raymond James' year-over-year growth for the quarter was quite good contrasted to general economic growth of about 2%. Quarterly net revenues also exceeded the December 2012 quarter by 3%. However, $65 million in gains from the sale of Albion Medical Holdings, Inc. ("Albion") (unadjusted for the elimination of noncontrolling interests and taxes) in our merchant banking fund inflated net revenues. In fact, that one-time event also favorably impacted the pre-tax profits of the Proprietary Capital segment by $21.8 million.

Net income for the quarter of $80 million was up 16% over last year. Earnings per fully diluted share of $0.56 contrasted to $0.52 last year and $0.61 in the December quarter. Excluding the non-recurring acquisition expenses of $20.9 million, and our $6.2 million share of impairment and restructuring expenses in our European equities operation ("RJES") in the quarter, net income would have been $96.5 million, or $0.68 per diluted share, up 18% over last year's comparable quarter and flat with the immediately preceding quarter. The after-tax margin on net revenues on a GAAP basis was 7.0% (8.44% non-GAAP). The annualized rate of return on average equity was 9.3% (11.2% non-GAAP).

For the first six months, net revenues of $2.25 billion were up 36% over last year. Net income of $166 million on a GAAP basis was up 22%, while non-GAAP net income was $193 million, up 29%. Earnings per diluted share were $1.17 ($1.37 non-GAAP) compared to $1.05 ($1.17 non-GAAP). We continue to report non-GAAP earnings as we believe it better reflects operating earnings during the integration, enabling one to project future earnings after the integration is completed. On March 31, 2013, shareholder's equity was $3.47 billion, or $25.14 per share. Tangible book value per share was $22.56 (a non-GAAP measure).

For the March quarter, Private Client Group revenues of $727 million increased 28% from last year and 2% from the December quarter, reflecting a favorable equities environment. The Private Client Group contributed $53 million to pre-tax income, up 14% from last year and equivalent to the immediately preceding quarter. Client assets under administration increased 4.9% during the quarter to $406.8 billion. Also during the quarter, the headcount of financial advisors increased slightly to 6,297. Most importantly, the transition of Morgan Keegan financial advisors occurred on schedule in mid-February with very few issues as a result of a massive effort by associates on both sides of the transaction. We have begun to wind down the old Morgan Keegan brokerage firm and should begin to recognize the benefits of consolidation over the next six to nine months. In fact, on April 11, we reduced our staff by 165, primarily in IT, as a result of the completion of the integration of our operations platforms. We expect that some additional reductions will occur as we right-size the combined operations. Even with rigorous planning and a lot of hard work, successful mergers are difficult for everyone involved, including management, when the work force is reduced to eliminate duplicate job responsibilities or after the completion of tasks.

The Capital Markets segment generated $220 million in revenues, representing an increase of 33% over last year's comparable quarter, but down 11% from the preceding quarter. Its contribution to pre-tax income was $15 million, down 30% from last year and 52% from the preceding quarter. The unfavorable comparisons result from a record quarter in Equity Capital Markets merger and acquisition advisory fees in the December quarter related to tax law changes at the end of 2012 as well as modestly lower second quarter investment banking revenues. Lower interest rates and difficult municipal trading conditions in Fixed Income Capital Markets also penalized performance.

The Asset Management Group segment benefited from both rising markets and continued net sales. Assets under management grew to $51 billion from $39 billion at this time last year, and $46.5 billion at the end of the December quarter. This robust growth augers well for future Private Client Group fee revenues, as well as for growth in advisory fees for this segment. In the second quarter, revenues in the AMG segment grew 19% to $69.5 million from last year's March quarter and increased 6% from the December quarter's revenues. AMG's pre-tax contribution increased 26% from last year's quarter to $20.9 million, which was flat with the December quarter. The increase in both revenues and expenses in the December quarter relate to the purchase of 45% of ClariVest Asset Management ("ClariVest"). AMG is beginning to introduce new products from ClariVest and the newly recruited portfolio management team in Vermont to our financial advisors, outside broker/dealers and institutions.

Raymond James Bank continued its stellar performance in spite of a $44 million decline in outstanding loans during the quarter and lower net interest margins as competition for good loans is depressing rates in the market and corporations have deployed their healthy cash flows to reduce outstanding loans. Revenues in the March quarter were $89.8 million, up 8% from last year, but down 2% from the previous quarter. Pre-tax profits of $64.3 million were up 12% over last year, but down 5% from last quarter because of the lower loans outstanding and lower spreads.

As mentioned earlier, the sale of Albion generated a large profit contribution and raises the Proprietary Capital segment to a level meriting recognition. Revenues of $65.4 million, which included non-controlling interests arising from investments by our investors through a private equity fund and some outside investors, were up 388% over last year's comparable quarter and 217% over the preceding quarter. The entirety of Albion, of which Raymond James and our fund's other investors owned 58%, was sold for approximately $300 million. Normally, revenues result from marking our investments to market, although this time the sale represents a more tangible "valuation." This segment's contribution to pre-tax profits principally related to Raymond James Financial's net interest in Albion, inclusive of our investment through an RJ Capital fund and revenues from our general partner's interest, was $20.1 million, contrasted to $3.7 million in last year's comparable quarter and $5.7 million in the preceding quarter. Although we own other private investments, even the earlier reported quarters above are high historically and losses can be experienced when our investments are marked to market. In any case, our decision to enter this business years ago has generated reasonable rates of return on equity because of the stewardship of Dave Thomas and Gene Ostrow in the case of RJ Capital, and Albion, specifically. Drew Graham, Dick Brandewie and Paul Johan have also provided good returns in this segment for Ballast Point Partners, a venture capital fund in which we invest and own a part of the general partner.

In February, 21 Raymond James financial advisors were recognized by *Barron's* as being among the nation's 1,000 top financial advisors, up from 19 last year. For the third consecutive time, we were named to *Fortune's* Most Admired Companies list, ranking fifth in the securities/asset managers category. We were the first full-service securities firm on the list. For the second consecutive year, Raymond James was named the top real estate investment bank by *Global Finance* magazine in their annual "World's Best Investment Bank" survey. In March, Raymond James received the Bank Insurance and Securities Association (BISA) Technology Award for the firm's Goal Planning and & Monitoring software. Also in March, Vin Campagnoli was promoted to Chief Information Officer from head of Private Client Group Strategy and Development. Vin has more than 25 years in the financial services industry, focusing on increasing client service quality and firm productivity through technology.

As we prepare this letter, the stock market continues to achieve new highs.  While this is partially a function of the lack of good investment alternatives and the continuation of a Federal Reserve policy to maintain low interest rates, it also reflects the continuing, albeit sometimes tediously slow, economic recovery.  Employment is increasing; corporations are somehow generating profit growth in spite of difficulty in generating new revenues; the housing industry is improving; and the energy industry is now adding new oil reserves at a rapid rate.  Furthermore, economic conditions in the United States are among the best in the world.  Consequently, it's hard not to be bullish about the future of the financial services industry and Raymond James. We appreciate your support and confidence.

Sincerely,

Thomas A. James
Executive Chairman

Paul C. Reilly
CEO

May 9, 2013

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date:  May 16, 2013                    By:  /s/ Jennifer C. Ackart

Jennifer C. Ackart
Senior Vice President, Controller